SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2007

Commission file number for securities registered

pursuant to Section 12(b) of the Act: 0-32245

Commission file number for securities registered

pursuant to Section 12(g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact name of registrant as specified in its charter)

America Mobile

(Translation of Registrant’s name into English)

Lago Alberto 366, Colonia Anáhuac, 11320 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F      X                Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes                          No      X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

This Report on Form 6-K shall be deemed incorporated by reference to the Registrant’s Registration Statement on Form F-4 (File No. 333-146245).

Explanatory Note

The following notice was published on the Luxembourg Stock Exchange on November 15, 2007, in connection with the ongoing exchange offer of the Registrant’s 8.46% Senior Notes Due 2036. The information contained in the following notice also corrects the information appearing on pages 7 and 20 of the Prospectus under the headings “Summary of the Exchange Offer—The exchange offer’’ and “The Exchange Offer—Terms of the Exchange Offer”, respectively, filed with the Commission on October 19, 2007 pursuant to Rule 424(b)(3).

Corrective Notice

Exchange Offer to the Holders of

AMÉRICA MÓVIL, S.A.B. DE C.V.

Ps. 8,000,000,000 8.46% Senior Notes Due 2036

ISIN Number of the Original Notes Due 2036:	ISIN Number of the Exchange Notes Due 2036:

XS0278906440 (144A)	XS0329579600
XS0278859771 (Reg S)

Common Code Number of the Old Notes Due 2036:	Common Code Number of the Exchange Notes Due 2036:

027890644 (144A)	032549128
027885977 (Reg S)

Reference is made to the “Notice of Exchange Offer to the Holders of América Móvil, S.A.B. de C.V., Ps. 8,000,000,000 8.46% Senior Notes Due 2036” dated October 19, 2007 (the “October 19 Notice”), issued by América Móvil, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of the United Mexican States (the “Company”), in connection with the Company’s offer to exchange (the “Exchange Offer”), commencing on October 19, 2007, an aggregate principal amount of up to Ps. 8,000,000,000 of its 8.46% Senior Notes Due 2036 (the “Exchange Notes”), which have been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), for a like aggregate principal amount of its unregistered outstanding 8.46% Senior Notes Due 2036 (the “Original Notes”).

This notice is being given to correct the information provided on pages 7 and 20 of the Prospectus dated October 19, 2007 under the headings “Summary of the Exchange Offer—The exchange offer” and “The Exchange Offer—Terms of the Exchange Offer”, respectively, with respect to the minimum denominations of the Original Notes.

Notice is hereby given that the Original Notes may be exchanged only in minimum denominations of Ps.1,000,000 and integral multiples of Ps.100,000 in excess thereof.

As stated in the October 19 Notice, the form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Original Notes except that the Exchange Notes, having been registered under the Securities Act, will not contain terms with respect to transfer restrictions. In addition, following the consummation of the Exchange Offer, none of the Exchange Notes will be entitled to the benefits of the registration rights agreement relating to the increased interest rate, or special interest, provided for pursuant thereto.

The Exchange Offer will expire at 5:00pm, New York City time, on November 21, 2007 (the “Expiration Date”), unless the Exchange Offer is extended.

The Company has applied to list the Exchange Notes on the official list of the Luxembourg Stock Exchange for trading on the Euro MTF market.

Documents in connection with the Exchange Offer are available at the offices of the exchange agent in Luxembourg and from the principal exchange agent set forth below. Questions and requests for the documents in connection with the Exchange Offer may also be directed to the Information Agent set forth below.

Principal Exchange Agent	Luxembourg Exchange Agent

The Bank of New York 101 Barclay Street, 4 east New York, NY 10286 Attention: Karen Ferry	The Bank of New York Aerogolf Center - 1A Hoehenhof - L-1736 Jenningedberg Luxembourg
Information Agent D.F. King & Co. Inc. 48 Wall Street, 22nd Floor New York, NY 10005

This Notice is given on behalf of

AMÉRICA MÓVIL, S.A.B. DE C.V.

Dated: November 15, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2007

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos García Moreno
Name:	Carlos García Moreno
Title:	Chief Financial Officer

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